Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - THIRD QUARTER 2016 RESULTS

Highlights

•	Operating revenue of $384.5 million.

•	Operating income of $204.0 million.

•	Net income of $152.8 million.

•	Adjusted EBITDA[1] of $313.1 million.

•	Cash and cash equivalents of $744.6 million.

•	Distribution per unit[2] of $0.10 with a coverage ratio of 13.98x.

•	Economic utilization[3] of 95%.

•	Order backlog of $2.9 billion and average contract duration of 2.0 years as of November 22.

Financial Results Overview

Total operating revenues for the third quarter were $384.5 million (Q2: $418.5 million). The 8.1% decrease is primarily related to the early termination of the West Capella, the West Capricorn operating on standby rate for a full quarter, the conclusion of the West Vencedor contract and downtime on the West Vela and West Polaris.

Total operating expenses for the third quarter were $180.5 million (Q2: $192.6 million). The 6.3% decrease is primarily due to reduced operating costs on the West Capella, West Capricorn and West Vencedor while the rigs are idle and efficiencies achieved on operating expenses for vessels in operation.

Operating income was $204.0 million (Q2: $225.9 million). Lower revenues were partially offset by reduced operating costs.

Financial and other items resulted in an expense of $37.3 million for the third quarter (Q2: expense of $70.1 million). The decline in the expense is primarily due to a gain on mark-to-market valuation of derivatives of $5.7 million (Q2: loss of $28.3 million). The cash element was an expense of $12.0 million in the period.

Income before tax was $166.7 million for the third quarter (Q2: $155.8 million). Income taxes for the third quarter were $13.9 million (Q2: $43.6 million). The decrease is primarily due to the impact of tax law changes and provisions taken in the prior period. Cash tax paid in the quarter was $12.5 million compared to $12.1 million in the second quarter.

Net income attributable to Seadrill Partners LLC Members was $83.2 million for the third quarter (Q2: $59.8 million).

Distributable cash flow4 was $105.2 million for Seadrill Partners’ third quarter (Q2: 98.8 million) giving a coverage ratio of 13.98x for the third quarter.

Distribution declared for the period was $0.10 per unit, equivalent to an annual distribution of $0.40.

[1]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.
[2]	Distribution per unit is cash payments to individual common unitholders.
[3]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[4]	Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Please see Appendix A for a reconciliation of Distributable Cash Flow to operating income, the most directly comparable US GAAP financial measure.

Commercial Developments

1.	West Vencedor

The West Vencedor was awarded a three well contract with multiple well-based options with ConocoPhillips in Indonesia. The unit is expected to commence operations in the first quarter 2017. The total backlog for the firm three wells is approximately $16 million.

2.	West Leo

During October a notice of Force Majeure was received from Tullow Ghana Limited (“Tullow”) for the West Leo drilling contract (the “Contract”) effective October 3, 2016. The Company has disputed Tullow’s claim for Force Majeure and will enforce all its rights as per the contract and governing law.

The West Leo had most recently been employed on the TEN development project in Ghana. Tullow claims this field is subject to a drilling moratorium by the government of Ghana due to the ongoing arbitration proceedings before the International Tribunal for the Law of the Sea (“ITLOS”) to determine the delineation of a disputed border. Irrespective of whether that is correct, additional Tullow operated fields within Ghana, where the West Leo has previously operated under the Contract, are not subject to such arbitration proceedings. However, as part of its claim, Tullow has asserted that a further drilling moratorium applies to these additional fields, although no satisfactory justification has been provided.

Consequently, Seadrill Partners strongly believes that the grounds required for a Force Majeure claim have not been met and has commenced litigation proceedings.

Seadrill Partners’ order backlog as of November 22, 2016 is $2.9 billion and average contract duration is 2.0 years. The West Leo contract is assumed at full operating rate and represents approximately $355 million in backlog with a duration of 1.6 years. Market updates will be provided with any material developments in the litigation proceedings.

Cost Reduction

Operating costs for rigs in operation, including overhead, on our floater fleet have been reduced from approximately $200k per day in 2014 to approximately $150k per day currently, a 26% reduction.

Financing and Liquidity

As of September 30, 2016, cash and cash equivalents increased to $744.6 million (Q2 2016: $450.1 million) reflecting cash generated during the quarter and approximately $100.0 million of favorable working capital movements. Total liquidity for the company stood at $894.6 million at the end of the quarter, including $150 million of undrawn capacity under our two revolving credit facilities.

Interest bearing debt was $3.7 billion as of September 30, 2016, in line with the second quarter.

Net debt5 as at September 30, 2016 was therefore $2.9 billion giving a ratio of net debt to annualized adjusted EBITDA6 of 2.9:1.

As of September 30, 2016, Seadrill Partners had interest rate swaps outstanding on principal debt of $3.5 billion, representing approximately 94% of debt obligations as of September 30, 2016. The average swapped rate, excluding bank margins, is approximately 2.26%.

Seadrill Limited recently announced that it expects to conclude restructuring negotiations and execute its plan by the end of April 2017. Seadrill Partners’ involvement in the broader Seadrill Limited restructuring is limited to the the refinancing of the three secured credit facilities relating to the West Vela, West Polaris, T-15 and T-16.

[5]	Net debt is total interest bearing debt (including loan fees) net of cash and cash equivalents.
[6]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US US GAAP earnings for that period. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a Non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable US GAAP financial measure.

Market Commentary

While our long term view of the market for high specification drilling rigs remains positive, in the near term the offshore drilling sector remains challenging. Oil prices remained in the $40-50 range during the third quarter, a level that is not sufficient to reverse the decline in oil companies’ upstream spending. It is expected that upstream spending will again decline in 2017, albeit less than the reductions of approximately 27% in 2016 and 24% in 2015. While the forecasted decline in spending sets the stage for another challenging year in the offshore drilling industry, it is important to recognize that the resetting of costs across the value chain may facilitate increased activity with only a marginal increase in commodity prices.

Oil companies continue to be focused on preserving cash, in some cases consciously allowing the production decline rate on producing fields to accelerate as a result of reduced infill drilling and well intervention. Based on the past years of underinvestment and the forecast for 2017, it is expected that production decline rates will continue to accelerate. The longer the period of underinvestment and accelerated production decline persists, the more new projects and infill drilling will be required to replace this lost production.

The activity level in the floater market has increased, albeit primarily for short term work at extremely competitive dayrates. This improvement is from a very low base and utilization in the floater market is expected to get worse before it improves. Older units that roll off contract that are due for a periodic survey and / or require significant capital expenditure to return to the working fleet are likely to be cold stacked and ultimately scrapped. Since the beginning of this downturn 68 floaters have been scrapped and it is reasonable to expect that a significant portion of older units becoming idle over the next months are also ultimately destined for the scrap yard.

The combination of volume returning to the market at a measured pace and accelerated scrapping activity is expected to lead to a balanced market at some point. Based on the expected level of scrapping activity and the number of units that are anticipated to be cold stacked, a relatively small increase in spending could meaningfully tighten the floater market.

Outlook

Adjusted EBITDA7 for the fourth quarter of 2016 is expected lower than for the third quarter at around $230 million, reflecting:

•	Receipt of the West Capella termination payment in the third quarter. No payment is due in the fourth quarter and the final installment is expected to be received during the first quarter of 2017.

•	A full quarter of idle time for the West Vencedor prior to its expected commencement in the first quarter of 2017.

•	26 days of unplanned downtime on the West Auriga and West Vela during the fourth quarter.

•	The West Leo is assumed to be operating for the full quarter. Market updates to be provided with any material developments in the litigation proceedings.

November 22, 2016

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[7]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US GAAP earnings for that period. Please see Appendix A for a reconciliation of adjusted EBITDA to operating income, the most directly comparable US GAAP financial measure.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
(in $ millions)	September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating revenues
Contract revenues	$312.8	$361.0	$403.4	$1,075.7	$1,174.9
Reimbursable revenues	6.8	6.8	22.7	26.1	41.7
Other revenues	64.9	50.7	30.4	145.2	57.8

Total operating revenues	384.5	418.5	456.5	1,247.0	1,274.4

Operating expenses
Vessel and rig operating expenses	83.6	96.5	134.8	289.8	375.3
Amortization of favorable contracts	17.6	17.6	22.9	52.9	47.0
Reimbursable expenses	6.2	6.1	21.6	23.8	38.0
Depreciation and amortization	66.6	64.8	57.2	199.1	172.4
General and administrative expenses	6.5	7.6	10.6	28.1	36.1

Total operating expenses	180.5	192.6	247.1	593.7	668.8

Operating income	$204.0	$225.9	$209.4	$653.3	$605.6

Financial and other items
Interest income	2.8	3.2	1.5	8.3	7.7
Interest expense	(44.3)	(44.5)	(51.7)	(134.6)	(146.2)
Gain/(loss) on derivative financial instruments	5.7	(28.3)	(68.5)	(92.3)	(102.1)
Foreign currency exchange (loss)/gain	(1.5)	(0.5)	4.5	(1.5)	1.2
Gain on bargain purchase	—	—	(11.2)	—	28.4

Total financial items	(37.3)	(70.1)	(125.4)	(220.1)	(211.0)

Income before taxes	166.7	155.8	84.0	433.2	394.6

Income taxes	(13.9)	(43.6)	(48.6)	(95.1)	(95.8)

Net income	$152.8	$112.2	$35.4	$338.1	$298.8

Net income attributable to Seadrill Partners LLC members	$83.2	$59.8	$21.5	$179.0	$161.0
Net income attributable to the non-controlling interest	69.6	52.4	13.9	159.1	137.8

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30, 2016	December 31, 2015
(in $ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	744.6	319.0
Accounts receivables, net	240.8	278.3
Amount due from related party	106.5	128.1
Other current assets	125.8	166.6

Total current assets	1,217.7	892.0

Non-current assets
Drilling units	5,393.2	5,547.3
Goodwill	3.2	3.2
Deferred tax assets	17.9	34.2
Amount due from related party	—	50.0
Other non-current assets	232.4	314.4

Total non-current assets	5,646.7	5,949.1

Total assets	6,864.4	6,841.1

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	93.8	93.8
Current portion of long-term related party debt	36.3	145.8
Trade accounts payable	33.1	24.1
Current portion of deferred and contingent consideration to related party	54.9	60.4
Related party payables	299.1	304.7
Other current liabilities	264.8	217.9

Total current liabilities	782.0	846.7

Non-current liabilities
Long-term debt	3,369.8	3,440.4
Long-term related party debt	138.0	160.2
Deferred consideration to related party	159.9	185.4
Deferred tax liability	63.1	43.7
Long-term related party payable	—	50.0
Other non-current liabilities	8.4	17.3

Total non-current liabilities	3,739.2	3,897.0

Total liabilities	4,521.2	4,743.7

Members’ capital:
Common unitholders (issued 75,278,250 units as at September 30, 2016 and as at December 31, 2015)	1,047.3	945.5
Subordinated unitholders (issued 16,543,350 units as at September 30, 2016 and as at December 31, 2015)	50.9	18.8
Seadrill member interest	—	—

Total members’ capital	1,098.2	964.3
Non-controlling interest	1,245.0	1,133.1

Total equity	2,343.2	2,097.4

Total liabilities and equity	6,864.4	6,841.1

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, 2016	September 30, 2015
(in $ millions)	Unaudited	Unaudited
Cash Flows from Operating Activities
Net income	338.1	298.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	199.1	172.4
Amortization of deferred loan charges	8.4	17.0
Amortization of favorable contracts	52.9	47.0
Gain on bargain purchase	—	(28.4)
Unrealized loss on derivative financial instruments	56.4	64.6
Unrealized foreign exchange gain	—	(1.4)
Payment for long term maintenance	(37.8)	(33.7)
Net movement in deferred taxes	35.7	30.0
Accretion of discount on deferred consideration	13.2	10.8
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	37.6	36.1
Prepaid expenses and accrued income	8.0	(7.7)
Trade accounts payable	9.0	1.8
Related party balances	(6.2)	(74.3)
Related party payables	15.3	—
Other assets	55.6	52.9
Other liabilities	(10.2)	(33.1)
Changes in deferred revenue	(10.4)	(7.9)
Other, net	0.7	(0.4)

Net cash provided by operating activities	765.4	544.5

Cash Flows from Investing Activities
Additions to drilling units	(8.5)	(14.0)
Insurance refund	7.1	—
Acquisition of subsidiaries, net of cash acquired	—	(184.0)
Payment received from loans granted to related parties	76.6	—

Net cash provided by / (used) in investing activities	75.2	(198.0)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Nine months ended
	September 30, 2016	September 30, 2015
(in $ millions)	Unaudited	Unaudited
Cash Flows from Financing Activities
Net proceeds from long term debt	—	50.0
Repayments of long term debt	(79.0)	(71.2)
Repayments of related party debt	(208.5)	(26.4)
Debt fees paid	(0.3)	(0.3)
Contingent consideration paid	(40.7)	(19.0)
Cash distributions	(86.0)	(332.9)

Net cash used in financing activities	(414.5)	(399.8)

Effect of exchange rate changes on cash	(0.5)	—
Net increase / (decrease) in cash and cash equivalents	425.6	(53.3)
Cash and cash equivalents at beginning of the period	319.0	242.7

Cash and cash equivalents at the end of period	744.6	189.4

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Members’ Capital
(in $ millions)	Common Units	Subordinated Units	Seadrill Member	Total members’ capital	Non- Controlling Interest	Total equity
Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3

Net income	124.2	27.3	9.5	161.0	137.8	298.8
Cash Distributions	(128.2)	(28.2)	(9.5)	(165.9)	(167.0)	(332.9)

Balance at September 30, 2015	$909.3	$10.8	$3.2	$923.3	$1,086.9	$2,010.2

Balance at December 31, 2015	$945.5	$18.8	$—	$964.3	$1,133.1	$2,097.4

Net income	146.9	32.1	—	179.0	159.1	338.1
Cash Distributions	(45.1)	—	—	(45.1)	(47.2)	(92.3)

Balance at September 30, 2016	$1,047.3	$50.9	$—	$1,098.2	$1,245.0	$2,343.2

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a Non GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP. The table below reconciles net income to DCF, as net income is the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below in the reconciliation.

Reconciliation of net income to DCF

	Three months ended
	September 30, 2016	June 30, 2016
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	83.2	59.8

Interest income	(2.8)	(3.2)
Interest expense	44.3	44.5
(Gain)/loss on derivative financial instruments	(5.7)	28.3
Depreciation and amortization	66.6	64.8
Foreign currency exchange loss	1.5	0.5
Income taxes	13.9	43.6
Net income attributable to Non-controlling interest [8]	69.6	52.4
Amortization of mobilization revenue	(4.2)	(4.5)
Amortization of favorable contracts	17.6	17.6
Standby revenue receivable	0.8	0.8
Mobilization revenue receivable	5.1	6.0
Termination fees recognized in income	(34.6)	(20.8)
Termination fees received	62.8	—
Deferred consideration payable	(5.0)	(5.3)

Adjusted EBITDA	313.1	284.5

Cash interest income	1.8	3.0
Cash interest expense (including interest rate swap net settlement amounts)	(48.5)	(49.2)
Cash tax paid	(12.5)	(12.1)
Estimated maintenance expenditure [9]	(18.7)	(18.7)
Estimated replacement capital expenditure [9]	(30.8)	(30.8)

Cash flow available for distribution	204.4	176.7

Cash flow attributable to non-controlling interest	(99.2)	(77.9)

DCF	105.2	98.8

Distribution declared	7.5	7.5
Coverage ratio	13.98x	13.12x

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to Non GAAP measures.

Adjusted EBITDA is a Non GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a Non GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles operating incomes to Adjusted EBITDA, as operating income is the most directly comparable GAAP measure.

Reconciliation of Operating income to Adjusted EBITDA

	Three months ended
	December 31, 2016	September 30, 2016	June 30, 2016
(in US$ millions)	Forecast	Unaudited	Unaudited
Operating income	184.1	204.0	225.9

Depreciation and amortization	66.6	66.6	64.8

EBITDA	250.7	270.6	290.7

Amortization of mobilization revenue	(4.2)	(4.2)	(4.5)
Amortization of favorable contracts	17.9	17.6	17.6
Standby revenue receivable	0.8	0.8	0.8
Mobilization revenue receivable	5.1	5.1	6.0
Termination fees recognized in income	(34.6)	(34.6)	(20.8)
Termination fees received	—	62.8	—
Deferred consideration payable	(5.5)	(5.0)	(5.3)

Adjusted EBITDA	230.2	313.1	284.5

[8]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[9]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Net debt

Net debt is total interest bearing debt (including loan fees) net of cash and cash equivalents.

	Three months ended
	September 30, 2016	June 30, 2016
(in US$ millions)	Unaudited	Unaudited
Interest bearing debt (including loan fees)	3,688.2	3,718.6
Cash and cash equivalents	(744.6)	(450.1)

Net debt	2,943.6	3,268.5